UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

December 23, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form  20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Merger Agreement

On December 21, 2013, Xyratex Ltd, an exempted company incorporated and existing under the laws of Bermuda (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seagate Technology International, an exempted limited liability company incorporated and existing under the Laws of the Cayman Islands (“Parent”), and Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.  Parent is an indirect subsidiary of Seagate Technology plc (Nasdaq: STX). The Company’s Board of Directors (the “Board”) has approved and declared to be advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.

At the effective time of the closing of the Merger (the “Effective Time”), each outstanding common share of the Company (other than any shares that are held in the treasury of the Company or owned of record by any of its subsidiaries unless such subsidiary holds the shares in an employee benefit trust, any shares owned of record by Parent, the Purchaser or any of their respective wholly-owned subsidiaries, and any shares owned by shareholders that are entitled to and properly exercise appraisal rights under Bermuda law) will be converted into the right to receive $13.25 (the “Per Share Merger Consideration”) payable in cash, without interest,  subject to any withholding taxes required by applicable law.  Company stock options and restricted stock units will become fully vested and generally be cancelled upon completion of the Merger in exchange for the Per Share Merger Consideration or, in the case of stock options, the excess, if any, of the Per Share Merger Consideration over the exercise price of the option.

Consummation of the Merger is subject to customary closing conditions, including, without limitation: (i) the approval and adoption of the Merger Agreement by the affirmative vote of a majority of the votes cast at a meeting of the Company’s shareholders (the “Required Vote”); (ii) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Government Consent”); and (iii) the absence of any law, injunction, judgment, ruling or pending governmental action that prohibits, restrains or makes illegal the consummation of the Merger or that has the effect of prohibiting or otherwise preventing the consummation of the Merger.  Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including without limitation, the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality and other qualifiers) and the other party’s performance of its obligations under the Merger Agreement in all material respects.  In addition, the obligation of Parent and Merger Sub to consummate the Merger is subject to the absence, since the date of the Merger Agreement, of any change, event, development, condition, occurrence or effect that has had a Company Material Adverse Effect (as defined in the Merger Agreement).  Either party may also terminate the Merger Agreement if the Merger is not completed on or before June 21, 2014, subject to two automatic extensions, each for an additional three months, to the extent necessary to obtain or otherwise satisfy the Government Consent, provided that all other conditions to the Merger (other than the conditions that by their terms are to be satisfied at the closing) have been satisfied.  The consummation of the Merger is not subject to any financing condition.

The Company has made customary representations and warranties and covenants in the Merger Agreement, including, among other things, covenants that, during the interim period between the execution of the Merger Agreement and the Effective Time, unless Parent otherwise agrees in writing: (i) the Company will conduct its business in all material respects in the ordinary course consistent with past practice; and (ii) the Company will not engage in certain kinds of transactions or take certain actions as described in the Merger Agreement. The Merger Agreement also requires the Company to call a special meeting of the Company’s shareholders as promptly as practicable after the execution of the Merger Agreement for the purpose of obtaining the Required Vote.

The Merger Agreement contains a customary “no-shop” provision that prohibits the Company from soliciting alternative acquisition proposals from third parties and, subject to the fulfillment of certain fiduciary requirements of the Board, providing information to, and participating in discussions and engaging in negotiations with, third parties regarding alternative acquisition proposals.  In certain circumstances, the Board has the right to change its recommendation with respect to the Merger Agreement and the Merger, as described in the Merger Agreement. In addition, Parent and the Company have agreed to use their reasonable best efforts to cause the transactions contemplated by the Merger Agreement, including the Merger, to be consummated.

The Merger Agreement contains certain termination rights for the Company and Parent.  In connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to pay Parent a termination fee of $13.1 million, including in the event Parent terminates the Merger Agreement as a result of a change of recommendation by the Board or certain other actions in connection with alternative acquisition proposals.  Additionally, such termination fee may also be payable by the Company if after the Merger Agreement is terminated for certain reasons, the Company enters into an agreement for an alternative acquisition within 12 months after the execution of the Merger Agreement and such acquisition is consummated, under certain circumstances.

The Merger Agreement has been approved by the Board, and the Board has determined that the Merger is fair to, and in the best interests of, the Company’s shareholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that shareholders of the Company approve and adopt the Merger Agreement.

The Company expects to convene a meeting of its shareholders with respect to the approval and adoption of the Merger Agreement.  In the coming weeks, the Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION.

The Merger Agreement has been filed as an exhibit to this Form 6-K to provide you with information regarding the terms of the agreement and is not intended to modify or supplement any factual disclosure about the Company in its public reports filed with the Securities and Exchange Commission (the “SEC”).  In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.  The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters of fact.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Baker Street Capital L.P. and certain of the Company’s directors and executive officers (the “Supporting Shareholders”) entered into Voting Agreements (the “Voting Agreements”) with Parent pursuant to which each Supporting Shareholder has agreed to vote the common shares held by such Selling Shareholder, which when aggregated with the common shares of the other

Supporting Shareholders who have entered into Voting Agreements, represent approximately 22.9% of the voting power of the Company’s shareholders, in favor of the approval and adoption of the Merger Agreement.

Subject to certain exceptions, each Supporting Shareholder also agreed to vote against certain other acquisition proposals, mergers, combinations, sales of substantial assets, reorganization and other transactions, and against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company or of such Supporting Shareholder under the Merger Agreement.  The Voting Agreements expire upon the earliest of (i) the termination of the Merger Agreement; (ii) the Effective Time; and (iii) the effectiveness of any amendment to the Merger Agreement that decreases the Per Share Merger Consideration.

The form of the Voting Agreement executed by each Supporting Shareholder is attached hereto as Exhibit 99.2 and incorporated herein by reference.  The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement.

Second Amendment to Rights Agreement

In December 2012, the Company entered into a Rights Agreement (such agreement, as amended on December 13, 2013, the “Rights Agreement”) with Computershare Trust Company, N.A., the Company’s transfer agent (the “Transfer Agent”).  Immediately prior to the execution of the Merger Agreement, the Company entered into an amendment to the Rights Agreement with the Transfer Agent (the “Rights Agreement Amendment”), which provides, among other things, that (i) Parent, Merger Sub and their affiliates will be exempt from the Rights Agreement solely to the extent of their beneficial ownership of any common shares of the Company pursuant to or arising out of the Merger Agreement, the Voting Agreements or any of the transactions contemplated thereby; (ii) the Rights Agreement and the related purchase rights to purchase Series A Junior Participating Preference Shares of the Company issued pursuant to the Rights Agreement (the “Rights”) will terminate immediately prior to the consummation of the Merger, and as a result the Rights Agreement will no longer be in effect, and the Rights will no longer be issued or outstanding at the time of the consummation of the Merger; and (iii) none of the execution, delivery or performance of the Merger Agreement or Voting Agreements, or the consummation of any of the transactions contemplated thereby, including the Merger, will permit the Rights to be exercised.  The Rights Agreement Amendment will terminate and will be of no further force or effect if the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Merger.

The Rights Agreement Amendment is attached hereto as Exhibit 99.3 and incorporated herein by reference.  A copy of the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on December 18, 2012 (incorporated herein by reference by Exhibit 99.4), and a copy of the previous amendment to the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on December 13, 2013 (incorporated herein by reference by Exhibit 99.5).  The foregoing descriptions of the Rights Agreement Amendment and the Rights Agreement, as amended on December 13, 2013 and as amended further by the Rights Agreement Amendment, do not purport to be complete and are qualified in their entirety by reference to the full text of the Rights Agreement Amendment and the Rights Agreement, as amended.

Forward-Looking Statements

This Form 6-K includes forward-looking statements.  All statements other than statements of historical fact included in this Form 6-K are forward-looking statements, including, without limitation, those regarding the proposed transaction between the Company and Parent, our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects.  The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “predict,” “project,” “potential,” “plan,” “intend,” “should,” “could,” “would,” ““shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements.  We have based these forward-looking statements on our management’s current view with respect to future events and financial performance.  These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements.  Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These risks and uncertainties include, without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the outcome of any legal proceedings that may be instituted against the Company or Parent related to the Merger Agreement, the inability to complete the transaction due to the failure to obtain the Required Vote or the failure to satisfy other conditions to completion of the transaction, including the receipt of all regulatory approvals related to the transaction, the disruption of management’s attention from the Company’s ongoing business operations due to the transaction and the effect of the announcement of the transaction on the Company’s relationships with its customers, operating results and business generally.  There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  For further discussion of these factors and other risks, see the documents we have filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F (File No. 001-35766).

Additional Information and Where to Find It

The Company expects to convene a meeting of its shareholders with respect to the approval of the Merger Agreement, the Merger and the transactions contemplated thereby.  In the coming weeks, the Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  SHAREHOLDERS OF THE COMPANY ARE URGED TO READ CAREFULLY THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION.

This communication does not constitute a solicitation of any proxy or vote.  The Company, its executive officers and its directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction.  Information about those executive officers and directors of the Company and their ownership of common shares of the Company will be included in the proxy statement distributed to Company shareholders.

Incorporation by Reference

The summary of the Merger Agreement and the Voting Agreements above and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2012 (File No. 333-184997), Form S-8 filed with the Securities and Exchange Commission on September 28, 2010 (File No. 333-169612), Form S-8 filed with the Securities and Exchange Commission on November 9, 2006 (File No. 333-138570), Form S-8 filed with the Securities and Exchange Commission on May 25, 2005 (File No. 333-125244), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116811), Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116810) and Form S-8 filed with the Securities and Exchange Commission on June 24, 2004 (File No. 333-116808).

Exhibits

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of December 21, 2013, by and among Xyratex Ltd, Seagate Technology International and Phoenix Acquisition Limited.

99.2	Form of Voting Agreement.

99.3	Second Amendment to Rights Agreement, dated as of December 21, 2013, by and between Xyratex Ltd and Computershare Trust Company, N.A.

99.4

Amendment to Rights Agreement, dated as of December 13, 2013, by and between Xyratex Ltd and Computershare Trust Company, N.A. (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 13, 2012 of Xyratex Ltd).

99.5

Rights Agreement, dated as of December 17, 2012, by and between Xyratex Ltd and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 18, 2012 of Xyratex Ltd).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: December 23, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated December 21, 2013, by and among Xyratex Ltd, Seagate Technology International and Phoenix Acquisition Limited.

99.2	Form of Voting Agreement.

99.3	Second Amendment to Rights Agreement, dated as of December 21, 2013, by and between Xyratex Ltd and Computershare Trust Company, N.A.

99.4

Amendment to Rights Agreement, dated as of December 13, 2013, by and between Xyratex Ltd and Computershare Trust Company, N.A. (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 13, 2012 of Xyratex Ltd).

99.5

Rights Agreement, dated as of December 17, 2012, by and between Xyratex Ltd and Computershare Trust Company, N.A., which includes the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C (incorporated herein by reference to Exhibit 4.1 of the Report on Form 6-K dated December 18, 2012 of Xyratex Ltd).